UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   September 2008            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated September 18, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: September 19, 2008	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

DEJOUR ADDS TWO NEW WELLS AT WOODRUSH PROJECT

Company Now Producing 630 BOE Daily

Updates Market on Peace River Arch Winter Exploration Program, And Piceance Basin Developments

CALGARY, ALBERTA, September 18, 2008 -- Dejour Enterprises Ltd. (Amex: DEJ / TSX-V: DEJ). announces that two additional wells from its Woodrush project in NE BC are being brought on line for production today, which brings its total production to 630 barrels of oil equivalent daily, using a standard 6000 cubic ft. of gas to 1 barrel of oil ratio.  In addition, the company has announced its winter exploration plan for its Peace River Arch property and developments in the Piceance Basin.

The Company’s current production levels suggest that operating netback revenue per month by December 2008 will reach a level of C$1.1m assumed completion of tie-ins described below. The netback is equal to the gross revenues less royalties, lease operating expenses and transportation costs.

Dejour’s Chairman and CEO Robert L. Hodgkinson said, “We are very excited by the increased production these wells represent.  We anticipate further production increases in the coming months, and 2009 promises to be a good year for Dejour based on the success we have had in developing our properties.”

Assuming tie-ins described below, the Company’s current anticipated production status is as follows:

Project	Period Online	Net Gas/d	Net Oil/d	Total BOE/d Equivalent
Drake (4)	Q2/08	2000 mcf/d		334
Woodrush	Q3/08	700 mcf/d		116
Woodrush	Q3/08		180 barrels (restricted)	180

Total	Q3/08	2700 mcf/d	180 barrels (restricted)	630

Q4 Incremental Production

Project	Period Online	Net Gas/d	Net Oil/d	Total BOE/d Equivalent
Carson Creek	Oct/08	1800 mcf/d	100 barrels	400
Saddle Hills (2) *	Q4/08	500 mcf/d		83
2008 Total Estimated Production Exit Rate		5000 mcf/d	280 barrels	1000+

*Dejour not the operator- timing for production indeterminate

Peace River Arch Winter Exploration Program

The program is expected to begin in early to mid December 2008 depending on winter freeze.  In this area, field work is typically from December through March, and requires cold temperatures for drilling.  Dejour plans to drill and complete into pipe 4 development wells at its Woodrush facility, continue to evaluate the Montney sand/shale potential of its recent land purchases (6350 acres,100% owned), and potentially drill up to 2 additional wells at either Saddle Hills or Carson Creek pending production profiles and current negotiations. This winter program (budgeted at C$10M) is expected to be funded by current and future cash flow and credit facilities.

Piceance Basin

Dejour Energy (USA) Corp., COO Harrison Blacker reports progress in completing site specific engineering and geological assessment of several of Dejour land blocks, including the processing of drilling permits at the Company's Roan Creek, Williams Fork project where 7 drill sites have been chosen to host 50-80 wells. Operations are to commence in 2009.

Dejour Energy USA has now categorized its landholdings into 5 separate business units:

Williams Fork

resource gas (1500+wells)

30,000 acres

72%WI

Dejour operator

Mancos B Shale

resource gas

22,000 acres

72%WI

Dejour operator

Weber Subthrust

wildcat oil

74,000 acres

72%WI

Dejour operator

Greentown/Cane Creek

resource gas/oil

14,000 acres

25%WI

Fidelity operator

Re-sale lands

gas/oil

150,000 acres

25%WI

Retamco operator

The company is pleased to have established an operating presence in this basin and has now been successful in attracting a highly qualified and experienced staff to prudently execute the profit maximization model associated with each business unit. This includes preparation to drill, economic assessment of joint ventures and farm out opportunities, pipeline access and divestitures under attractive terms.

Charles Dove, P. Geophysics and Harrison Blacker, M. Engineering are the 'qualified persons' for this report.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

About Dejour

Dejour Enterprises Ltd, an active micro cap oil and natural gas explorer and producer, strategically assembles and develops North American energy properties. The company has 150,000 net acres of premium energy assets in two of North America’s most prolific areas. Flagship properties encompass 128,000 net acres in the U.S. Rocky Mountains and 22,000 net acres in Canada’s Peace River Arch.

Dejour’s energy portfolio also includes a significant interest in uranium discovery through carried interests and control holdings of Titan Uranium, Inc. (TSX-V: TUE).

Dejour, headquartered in Vancouver, British Columbia, maintains its operations offices in Denver, Colorado and Calgary, Alberta. The company is publicly traded on the American Stock Exchange (Amex: DEJ) and TSX Venture Exchange (TSX-V: DEJ). For further company details please refer to www.dejour.com.

Statements Regarding Forward-Looking Information:  This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051 Email: investor@dejour.com